July 23, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Information with Respect to Period Covering July 1, 2013 through June 30, 2014 for the following Investment Companies (each a “Fund,” collectively the “First American Funds”):

American Select Portfolio Inc. (811-07838)

American Strategic Income Portfolio Inc. (811-06404)

American Strategic Income Portfolio Inc. - II (811-06640)

American Strategic Income Portfolio Inc. - III (811-07444)

American Income Fund, Inc. (811-05642)

American Municipal Income Portfolio Inc. (811-07678)

Minnesota Municipal Income Portfolio Inc. (811-07680)

First American Minnesota Municipal Income Fund II, Inc. (811-21193)

First American Funds, Inc. (811-03313)

Mount Vernon Securities Lending Trust (811-21824)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds referenced above:

•	A copy of the executed joint insured fidelity bond for the period from July 1, 2013 through June 30, 2014 (see Exhibit 1);

•	A copy of the resolutions from the June 17-18, 2013, meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the joint insured fidelity bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2013 through June 30, 2014 (see Exhibit 2);

•	A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint insured fidelity bond for the period from July 1, 2013 through June 30, 2014 (see Exhibit 3); and

•	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 (see Exhibit 4).

Please note for the Commission’s records that premiums have been appropriately paid for the period from July 1, 2013 through June 30, 2014.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

Enclosures

cc w/o enclosures:      Joe Papin